Liquid Media’s iNDIEFLIX Elevates Christine Laskin to Chief Operating Officer

Vancouver, BC – November 04, 2021 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) today announced that iNDIEFLIX, a member of the Liquid Media family of companies, has promoted Christine Laskin to the position of Chief Operating Officer (COO).

With the company for more than one year to date, Laskin has been successfully applying her wealth of growth-oriented experience to help iNDIEFLIX flourish. Her earlier background includes significant success working on asset management teams in the US and internationally as well as managing sales and product teams. In addition to past roles with Morgan Stanley, Delaware Investments, SEI Investments and InvestorForce, Laskin is currently the volunteer Executive Director of the non-profit organization Joan Karff’s Women on the Way Up, which is “dedicated to helping promising girls from underserved backgrounds navigate wise career choices and develop an interest in culture and arts activities that enrich a life.” Additionally, Laskin has served on several non-profit boards in leadership roles focused on finance and development.

“Christine joined iNDIEFLIX one year ago to help me run the sales team. Her contribution had such a positive impact in the first month that it changed the course of the company. I also deeply appreciate her holistic approach to honoring our corporate culture to do good in the world,” said Scilla Andreen, iNDIEFLIX CEO & Co-Founder. “I am eager and excited to continue working with Christine in her new role, together with our whole team, to fulfill our mission.”

“My background, passionate commitment to leveraging business opportunities to make a difference, and history with iNDIEFLIX meld well with where the company is and where we want to go in the future,” said Laskin. “I am extremely excited about my expanded responsibilities and what the future holds for both iNDIEFLIX and the Liquid Media family of companies.”

Laskin’s corporate background and genuine spirit of giving back to the community is complemented by a more recent focus on wellness, which saw her spend two years attending Duke Integrative Medicine, part of the Duke Health network, to become a Certified Integrative Health Coach, and bring her NASM-certified personal training experience into her practice. Laskin is also educated in business and financial management, having graduated with honors from LaSalle University in 1993 with a BS in Finance and Management Information Systems, and has tremendous skills in business development, strategic planning, marketing strategy and customer service.

“Christine’s strong background in business and desire to create positive change continue to be a perfect combination for iNDIEFLIX as it works to improve lives through the power and enjoyment of film, a mission that Liquid supports wholeheartedly,” said Ron Thomson, CEO of Liquid Media. “We applaud Christine’s success to date and look forward to her ongoing contributions within the Liquid Media family, which will ultimately help us drive value for our Company and its shareholders.”

About Liquid Media’s iNDIEFLIX:

A Liquid Media Group company, iNDIEFLIX Group Inc. is a global 'edutainment' streaming service that creates, promotes and supports social impact films to create positive change in the world.

Additional information is available at www.iNDIEFLIX.com

Linkedin  /  Twitter  /  Instagram  /  Facebook

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group Inc.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Investor / Business

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Industry

Jane Owen

Jane Owen PR

+1 (323) 819-1122

jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.